FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2005

(Santiago, Chile 26 October 2005) Madeco S.A. ("Madeco") (NYSE ticker MAD) announced today its consolidated financial results in Chilean GAAP for the Third Quarter ending on September 30, 2005. All figures are expressed in Chilean pesos as of September 30, 2005. The conversions to U.S. dollars expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$529.20) and UF1.00 = Ch$17,717.56 as of September 30, 2005.

  Highlights

    By the third quarter of 2005, the Company obtained a net income of Ch$10,091 million, which was 27.4% higher than the Ch$7,919 million registered in the same period of 2004.

    Net income for the third quarter was Ch$1,589 million, which was 47.0% less than the Ch$2,998 million obtained in the third quarter of 2004, due to a lower result from price-level restatement of Ch$1,822 million. The operating income, nevertheless, grew 5.0%.

    By the third quarter, revenues increased 7.1%, totaling Ch$273,649 million. Volume sales increased 0.2%. The volume sales in 3Q05 dropped 3.3% compared with 3Q04.

    The operating income accumulated at 30 September 2005 was Ch$21,682 million, which is 3.4% higher than that of the previous year.

    As of September 30, 2005, debt with banks increased 4.0% and debt with the public (bonds) dropped 11.7% in comparison with the figures for 2004.

    Consolidated Income Statement Highlights (Exhibits 1 & 2)

    Net Income In 3Q05 the net income reached Ch$1,589 million, 47% lower than the Ch$2,998 million obtained in the previous year. This drop was due to a lower result from price-level restatement of Ch$1,822 million.

    Revenues In 3Q05, revenues totaled Ch$84,587 million, a 3.8% drop compared with the same period of the previous year. Basically, this is a consequence of lower volume sales in the Brass Mills business unit (-11.2%) and in a lesser extent in the Wire & Cable business unit (-4.5% excluding copper rods).

    Gross Income The gross income was Ch$12,434 million, which was 3.4% higher than the Ch$12,026 million of the previous year. This increase can be explained basically by a greater margin in the units of Wire & Cable (increase of 35.7%) and Aluminum Profiles that especially compensated the lower margin of the Brass Mills unit. The margin, in relation to the sale, increased 1.0 percentile points, reaching 14.7% in 3Q05.

    Operating Income In 3Q05 the operational result amounted to Ch$6.626 million, which was 5.0% higher than the Ch$6,313 million obtained the previous year. This is a consequence of the 3.4% increase in the gross income and an increase of only 1.7% in the SG&A expenses.

    Non-Operating Results The Company's non-operating loss in 3Q05 amounted to Ch$3,931 million, which is 92.8% higher than the Ch$2,039 million loss reported in 3Q04. A drop of Ch $1,822 million in price-level restatement this; the financial expenses increased in only Ch$54 million.

    This lower result is explained mainly by Ch$651 million from exchange rate effect in Ficap (Brazil), Ch$634 million from Indeco (Peru) and of Ch$321 million from monetary restatement in Chile (CPI September 1.0%).

    Income Tax During 3Q05 income tax reached an amount of Ch$914 million, a 10.1% less than the charge of Ch$1,016 million of 3Q04. This reduction originates fundamentally from the Ch$74 million drop in taxes of the Peruvian subsidiary Indeco (Wire&Cable), and of Ch$67 million less in Alusa (Flexible Packaging).

    Minority interest The Company's minority interest is reflected mainly in the portion of income/losses corresponding to the participation of the minority shareholders in the subsidiaries Alusa, Indeco and Indalum. In 3Q05, the Company's minority interest reached losses for Ch$193 million compared with the losses of Ch$260 million in 3Q04.

    Operating Income by Business Unit (Exhibits 3 to 6)

    Wire & Cable Revenues in 3Q05 amounted to Ch$44,930 million of which Ch$7,947 million originate from the sale of copper rods and the remaining Ch$36,983 million from the sale of cables. In relation to 3Q04, sales increased 0.8% with a volume sales increase of 1.1%. With the exception of Brazil, the volume sales increased in all the countries: Chile +4.3%, Argentina +14.5% and Peru +33.1%. The volume sales decreased 21.6% in Brazil (Ficap), a drop that is related to a change in the product mix (an increase in aluminum cables) and to temporary inconveniences in invoicing because of the implementation of the ERP SAP.

    COGS amounted to Ch$37,487 million in 3Q05, a 4.1% less than the Ch$39,107 million recorded the previous year. This is the result, mainly, of the volume sales decrease in Brazil. At the same time, the 3Q05 margins are higher than those registered in the year 2004, with which the drop in volume sales in Brazil is evidenced more in lower COGS than in lower revenues.

    SG&A expenses amounted to Ch$2,789 million in 3Q04 and Ch$3,053 million in 3Q05. This increase (9.5%) is related fundamentally to non-recurring spending associated to the implementation of the ERP SAP.

    The operating income totaled Ch$4,390 million in 3Q05 versus Ch$2,697 million in 3Q04. The operating margin increased from 6.0% in 3Q04 to 9.8% in 3Q05.

    Brass Mills Revenues in 3Q05 amounted to Ch$22,057 million, which is 11.0% lower compared with the Ch$24,797 obtained the previous year. This decrease is related to a 11.2% volume sales decrease which is due to the volume sales decrease of Madeco Chile (9.2%) and of the Coin business (312 tons less).

    The COGS amounted to Ch$20,392 million in 3Q05, a 5.0% lower than the Ch$21,460 million of 3Q04. This decrease is due mainly to the volume sales decrease.

    The SG&A expenses were Ch$1,261 million in 3Q05, a 4.8% higher than the Ch$1,203 million of the previous year.

    The operating income totaled Ch$404 million, a decrease of 81.1% with regard to the Ch$2,812 million of 3Q04. This is due mainly to the margin decrease in Chile as a result of the greater pressure exerted by the competition and imports. The operating margin fell from 8.6% to 1.8%.

    Flexible Packaging Revenues in 3Q05 amounted to Ch$10,663 million, a reduction of 10.5% with regard to the Ch$11,913 million of the previous year. Volume sales originating in the operations in Argentina grew 17.3%, from 1,034 tons in 3Q04 to 1,213 tons in 3Q05. In Chile, there was a 17.4% volume sales decrease, from 3,128 tons to 2,584 tons. This was due fundamentally to the fact that the 3Q04 tons include the sales of Alufoil, the Chilean subsidiary of Alusa, which stopped operating at the end of 2004, and to a lesser extent, to the changes undertaken in the mix of clients.

    COGS dropped 11.3%, from Ch$10,147 million in 3Q04 to Ch$9,003 million in 3Q05, mainly as a result of decreased volume sales.

    Gross income dropped 6.0%, mainly as a result of lower revenues (because of the sale of Alufoil in 2004).

    SG&A expenses amounted to Ch$669 million in 3Q05, a 25.2% lower than the Ch$894 million presented in 3Q04. This decrease is due to the closing of operations at the subsidiary Alufoil by the end of 2004.

    Operating income increased 13.6%, from Ch$872 million in 3Q04 to Ch$991 million in 3Q05. This increase is a result of the decrease in SG&A expenses, which more than compensated the 6.0% drop in the operating income.

    The operating margin increased 2.0 percentage points, from 7.3% to 9.3%.

    Aluminum Profiles Net sales in 3Q05 were Ch$6,937 million, a 5.0% higher than the Ch$6.609 million of the previous year. This is the result of the increased volume sales of aluminum profiles, which rose 8.4%, from 2,392 tons in 3Q04 to 2,593 tons in 3Q05.

    COGS amounted to Ch$5,271 million in 3Q05, a 1.9% higher than those for the same period of the previous year, due mainly to the volume sales increase and higher price of the raw material (aluminum), which was compensated partially by improvements in productivity.

    SG&A expenses amounted to Ch$825 million in 3Q05, practically the same as the Ch$826 million registered the previous year.

    Operating income amounted to Ch$841 million in 3Q05, a 37.6% higher than the Ch$611 million of 3Q04. This increase is the result of the 15.9% increase in gross margin, with SG&A practically constant. We must point out that, as a percentage of the sales, the operating income increased 2.3 percentage points.

    The operating margin increased 2.9 percentage points, from 9.24% to 12.1%. This increase is due basically to a volume sales increase and improvements in productivity.

    Balance Sheet (Exhibit 7)

Assets The Company's total assets as of September 30, 2005 amounted to Ch$352,263 million, a 3.9% lower than last year.

Current Assets

Amounted to Ch$166,454 million, a 6.4% higher than in September 2004. The increase is attributed mainly to larger inventories (+Ch$6,315 million) and bigger accounts receivable (+Ch$6,000 million), as a result of the increase in commercial activity and the rise in the raw materials in relation to 2004. This was offset partially by the smaller amount of recoverable taxes (-Ch$2,547 million).

Fixed Assets

Amounted to Ch$148,337 million in September 2005, a 9.8% lower than the same period of the previous year, as a consequence of the appreciation of the Chilean peso with regard to the dollar.

Other Assets

Reached Ch$37.471 million in September 2005, a 18.3% lower than in September 2004. This is due to the reduction in the value of the investments that Madeco has abroad which have dropped due to the appreciation of the Chilean peso with regard to the dollar.

Liabilities Total liabilities at 30 September 2005 amounted to Ch$178,836 million, a 4.0% less than in the previous year.

Bank debt

Amounted to Ch$100,815 as of September 30, 2005, a 4.0% increase with regard to the same period of the previous year. This originates mainly in the increased debt of the Chilean subsidiaries to finance working capital needs resulting from a higher level of operations.

Bonds

The debt in bonds amounted to Ch$30,417 million at September 2005, a decrease of 11.7% with regard to the same period of the previous year. This reduction is the result of having redeemed the Series A Bond prior to maturity (15 December 2005), which meant a disbursement of approximately UF 2.0 million. The prepayment was financed with the issuing of the Series D bond, for a total of UF 1.8 million and with an interest rate of 5.0% (compared with 7.25% of the Series A Bond).

Shareholders'Equity Total Shareholders'Equity at September 2005 was Ch$163,347 million, a decrease of 3.6% versus September 2004.

Paid-in Capital

At 30 September 2005, the paid-in capital was Ch$203,256 million versus Ch$199,876 million recorded at September 2004. On 29 October 2004, 182,147,724 shares were subscribed and for which Madeco received a total of Ch$4,372 million.

Share Premium

Increased from Ch$38,256 million (September 2004) to Ch$39,382 million in September 2005.

Other Reserves

Dropped from Ch$23,218 million in September 2004 to Ch$1,708 million in September 2005, as a result of the appreciation of the peso and other foreign currencies between both periods and their impact on the equity according to the application of the BT64 in relation with investments abroad.

Accumulated Losses

Amounted to Ch$80,999 million of loss at September 2005 versus a loss of Ch$91,885 million at September 2004.

For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(Third Quarter)

	Ch$ millions			US$ millions (1)
	3Q04	3Q05	% Change	3Q04	3Q05	% Change

Revenues	87.912	84.587	-3,8%	144,4	159,8	10,7%
COGS	(75.886)	(72.153)	-4,9%	(124,6)	(136,3)	9,4%
Gross Income	12.026	12.434	3,4%	19,7	23,5	19,0%
SG&A	(5.712)	(5.808)	1,7%	(9,4)	(11,0)	17,0%
Operating Income	6.313	6.626	5,0%	10,4	12,5	20,8%

Financial income	230	78	-66,1%	0,4	0,1	-61,0%
Equity in earning (losses) of related companies	126	16	-87,5%	0,2	0,0	-85,6%
Other non-operating income	(131)	8	N/A	(0,2)	0,0	N/A
Financial expenses	(2.279)	(2.333)	2,4%	(3,7)	(4,4)	17,8%
Positive goodwill amortization	(436)	(344)	-21,1%	(0,7)	(0,6)	-9,2%
Other non-operating expenses	(921)	(904)	-1,8%	(1,5)	(1,7)	12,9%
Price-level restatement	1.370	(452)	N/A	2,3	(0,9)	N/A
Non-Operating Results	(2.039)	(3.931)	92,8%	(3,3)	(7,4)	121,8%

Income (Loss) before income taxes	4.275	2.696	-36,9%	7,0	5,1	-27,4%
Income tax	(1.016)	(914)	-10,1%	(1,7)	(1,7)	3,4%
Minority interest	(260)	(193)	-26,0%	(0,4)	(0,4)	-14,8%
Negative goodwill amortization	-	-	N/A	0,0	0,0	N/A
Net Income (Loss)	2.998	1.589	-47,0%	4,9	3,0	-39,0%

Gross Margin	13,7%	14,7%	-	13,7%	14,7%	-
SG&A / Sales	6,5%	6,9%	-	6,5%	6,9%	-
Operating Margin	7,2%	7,8%	-	7,2%	7,8%	-

1 Exchange rate on September-05 2005 US$1.00 = 529.2
Exchange rate on September-05 2004 US$1.00 = 608.9

Exhibit 2: Consolidated Income Statement
(Nine Months Ended September-05)

	Ch$ millions			US$ millions (1)
	YTD Sep 04	YTD Sep 05	% Change	YTD Sep 04	YTD Sep 05	% Change

Revenues	255.476	273.649	7,1%	419,6	517,1	23,2%
COGS	(216.984)	(234.312)	8,0%	(356,4)	(442,8)	24,2%
Gross Income	38.493	39.337	2,2%	63,2	74,3	17,6%
SG&A	(17.520)	(17.655)	0,8%	(28,8)	(33,4)	15,9%
Operating Income	20.972	21.682	3,4%	34,4	41,0	19,0%

Financial income	941	611	-35,0%	1,5	1,2	-25,3%
Equity in earning (losses) of related companies	107	74	-31,2%	0,2	0,1	-20,8%
Other non-operating income	201	1.130	462,0%	0,3	2,1	546,6%
Financial expenses	(7.879)	(7.008)	-11,0%	(12,9)	(13,2)	2,3%
Positive goodwill amortization	(1.460)	(1.280)	-12,3%	(2,4)	(2,4)	0,9%
Other non-operating expenses	(2.354)	(2.134)	-9,4%	(3,9)	(4,0)	4,3%
Price-level restatement	(396)	493	N/A	(0,7)	0,9	N/A
Non-Operating Results	(10.840)	(8.115)	-25,1%	(17,8)	(15,3)	-13,9%

Income (Loss) before income taxes	10.132	13.568	33,9%	16,6	25,6	54,1%
Income tax	(1.578)	(3.060)	93,9%	(2,6)	(5,8)	123,1%
Minority interest	(635)	(417)	-34,4%	(1,0)	(0,8)	-24,5%
Negative goodwill amortization	-	-	N/A	0,0	0,0	N/A
Net Income (Loss)	7.919	10.091	27,4%	13,0	19,1	46,6%

Gross Margin	15,1%	14,4%	-	15,1%	14,4%	-
SG&A / Sales	6,9%	6,5%	-	6,9%	6,5%	-
Operating Margin	8,2%	7,9%	-	8,2%	7,9%	-

1 Exchange rate on September-05 2005 US$1.00 = 529.2
Exchange rate on September-05 2004 US$1.00 = 608.9

Exhibit 3: EBITDA by Business Unit
(Third Quarter)

Third Quarter 2004
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	6.532	38.061	24.797	11.913	6.609	87.912
COGS	(6.269)	(32.838)	(21.460)	(10.147)	(5.172)	(75.886)
Gross Income	263	5.223	3.337	1.766	1.437	12.026
SG&A	(17)	(2.772)	(1.203)	(894)	(826)	(5.712)
Operating Income	246	2.451	2.134	872	611	6.314
EBITDA	243	3.844	2.812	1.415	779	9.093

Gross Margin	4,0%	13,7%	13,5%	14,8%	21,7%	13,7%
SG&A / Sales	0,3%	7,3%	4,9%	7,5%	12,5%	6,5%
EBITDA Margin	3,7%	10,1%	11,3%	11,9%	11,8%	10,3%

Segment Contribution
% Revenues	7,4%	43,3%	28,2%	13,6%	7,5%	100,0%
% EBITDA	2,7%	42,3%	30,9%	15,6%	8,6%	100,0%

Third Quarter 2005
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	7.947	36.983	22.057	10.663	6.937	84.587
COGS	(7.420)	(30.067)	(20.392)	(9.003)	(5.271)	(72.153)
Gross Income	527	6.916	1.665	1.660	1.666	12.434
SG&A	(26)	(3.027)	(1.261)	(669)	(825)	(5.808)
Operating Income	501	3.889	404	991	841	6.626
EBITDA	511	5.023	1.021	1.488	1.094	9.137

Gross Margin	6,6%	18,7%	7,5%	15,6%	24,0%	14,7%
SG&A / Sales	0,3%	8,2%	5,7%	6,3%	11,9%	6,9%
EBITDA Margin	6,4%	13,6%	4,6%	14,0%	15,8%	10,8%

Segment Contribution
% Revenues	9,4%	43,7%	26,1%	12,6%	8,2%	100,0%
% EBITDA	5,6%	55,0%	11,2%	16,3%	12,0%	100,0%

2005 versus 2004
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	21,7%	-2,8%	-11,0%	-10,5%	5,0%	-3,8%
COGS	18,4%	-8,4%	-5,0%	-11,3%	1,9%	-4,9%
Gross Income	100,4%	32,4%	-50,1%	-6,0%	15,9%	3,4%
SG&A	52,9%	9,2%	4,8%	-25,2%	-0,1%	1,7%
Operating Income	103,7%	58,7%	-81,1%	13,6%	37,6%	4,9%
EBITDA	110,3%	30,7%	-63,7%	5,2%	40,4%	0,5%

Exhibit 4: EBITDA by Business Unit
(Nine Months Ended September-05)

YTD Sep 04
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	19.761	112.600	66.751	34.841	21.523	255.476
COGS	(18.126)	(96.834)	(56.583)	(29.171)	(16.270)	(216.984)
Gross Income	1.635	15.766	10.168	5.670	5.253	38.492
SG&A	(70)	(8.921)	(3.327)	(2.672)	(2.530)	(17.520)
Operating Income	1.565	6.845	6.841	2.998	2.723	20.972
EBITDA	1.561	11.411	8.806	4.681	3.229	29.688

Gross Margin	8,3%	14,0%	15,2%	16,3%	24,4%	15,1%
SG&A / Sales	0,4%	7,9%	5,0%	7,7%	11,8%	6,9%
EBITDA Margin	7,9%	10,1%	13,2%	13,4%	15,0%	11,6%

Segment Contribution
% Revenues	7,7%	44,1%	26,1%	13,6%	8,4%	100,0%
% EBITDA	5,3%	38,4%	29,7%	15,8%	10,9%	100,0%

YTD Sep 05
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	23.987	133.438	61.041	33.338	21.845	273.649
COGS	(22.510)	(110.403)	(55.462)	(28.952)	(16.985)	(234.312)
Gross Income	1.477	23.035	5.579	4.386	4.860	39.337
SG&A	(80)	(9.479)	(3.509)	(2.237)	(2.350)	(17.655)
Operating Income	1.397	13.556	2.070	2.149	2.510	21.682
EBITDA	1.408	17.584	3.891	3.792	3.208	29.883

Gross Margin	6,2%	17,3%	9,1%	13,2%	22,2%	14,4%
SG&A / Sales	0,3%	7,1%	5,7%	6,7%	10,8%	6,5%
EBITDA Margin	5,9%	13,2%	6,4%	11,4%	14,7%	10,9%

Segment Contribution
% Revenues	8,8%	48,8%	22,3%	12,2%	8,0%	100,0%
% EBITDA	4,7%	58,8%	13,0%	12,7%	10,7%	100,0%

2004 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	21,4%	18,5%	-8,6%	-4,3%	1,5%	7,1%
COGS	24,2%	14,0%	-2,0%	-0,8%	4,4%	8,0%
Gross Income	-9,7%	46,1%	-45,1%	-22,6%	-7,5%	2,2%
SG&A	14,3%	6,3%	5,5%	-16,3%	-7,1%	0,8%
Operating Income	-10,7%	98,0%	-69,7%	-28,3%	-7,8%	3,4%
EBITDA	-9,8%	54,1%	-55,8%	-19,0%	-0,7%	0,7%

Exhibit 5: EBITDA by Business Unit and Country
(Third Quarter)

	Third Quarter 2004							Third Quarter 2005
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	2.413				1.103	0	3.516	2.208				2.083	0	4.291
Tons (Intercompany)	1.434				1.841	(3.275)	0	2.591				(306)	(2.285)	0
Tons (Total)	3.847				2.944	(3.275)	3.516	4.799				1.777	(2.285)	4.291

Revenues (Third parties)	4.687				1.845	0	6.532	4.899				3.048	0	7.947
Revenues (Intercompany)	2.752				3.155	(5.907)	0	5.657				(657)	(5.000)	0
Total revenues	7.439				5.000	(5.907)	6.532	10.556				2.391	(5.000)	7.947
COGS	(7.355)				(4.866)	5.952	(6.269)	(10.339)				(2.158)	5.077	(7.420)
Gross Income	84				134	45	263	217				233	77	527
SG&A	0				(31)	14	(17)	0				(21)	(5)	(26)
Operating Income	84				103	59	246	217				212	72	501
EBITDA	84				102	57	243	227				213	71	511

Gross Margin	1,1%				2,7%		4,0%	2,1%				9,7%		6,6%
EBITDA Margin	1,1%				2,0%		3,7%	2,2%				8,9%		6,4%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	2.615	7.493	0	530	2.508	0	13.146	3.038	5.874	0	607	3.030	0	12.549
Tons (Intercompany)	(1)	586	0	0	(1)	(584)	0	15	74	0	0	0	(89)	0
Tons (Total)	2.614	8.079	0	530	2.507	(584)	13.146	3.053	5.948	0	607	3.030	(89)	12.549
Kms.	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Revenues (Third parties)	9.079	19.465	0	1.346	8.171	0	38.061	11.018	15.926	0	1.185	8.854	0	36.983
Revenues (Intercompany)	428	1.592	0	25	(8)	(2.037)	0	336	12	0	(33)	0	(315)	0
Total revenues	9.507	21.057	0	1.371	8.163	(2.037)	38.061	11.354	15.938	0	1.152	8.854	(315)	36.983
COGS	(7.887)	(19.099)	0	(1.283)	(6.481)	1.912	(32.838)	(9.696)	(12.754)	0	(1.017)	(7.019)	419	(30.067)
Gross Income	1.620	1.958	0	88	1.682	(125)	5.223	1.658	3.184	0	135	1.835	104	6.916
SG&A	(686)	(1.245)	0	(84)	(440)	(317)	(2.772)	(472)	(1.742)	0	(86)	(442)	(285)	(3.027)
Operating Income	934	713	0	4	1.242	(442)	2.451	1.186	1.442	0	49	1.393	(181)	3.889
EBITDA	1.318	1.521	0	5	1.474	(474)	3.844	1.532	2.088	0	61	1.566	(224)	5.023

Gross Margin	17,0%	9,3%		6,4%	20,6%		13,7%	14,6%	20,0%		11,7%	20,7%		18,7%
EBITDA Margin	13,9%	7,2%		0,4%	18,1%		10,1%	13,5%	13,1%		5,3%	17,7%		13,6%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	8.122	843		677		0	9.642	7.374	531		655		0	8.560
Tons (Intercompany)	661	23		126		(810)	0	240	55		57		(352)	0
Tons (Total)	8.783	866		803		(810)	9.642	7.614	586		712		(352)	8.560

Revenues (Third parties)	20.377	2.849		1.571		0	24.797	18.745	1.917		1.395		0	22.057
Revenues (Intercompany)	2.227	385		283		(2.895)	0	2.415	199		92		(2.706)	0
Total revenues	22.604	3.234		1.854		(2.895)	24.797	21.160	2.116		1.487		(2.706)	22.057
COGS	(19.721)	(2.968)		(1.593)		2.822	(21.460)	(19.873)	(2.017)		(1.260)		2.758	(20.392)
Gross Income	2.883	266		261		(73)	3.337	1.287	99		227		52	1.665
SG&A	(758)	(176)		(142)		(127)	(1.203)	(906)	(121)		(138)		(96)	(1.261)
Operating Income	2.125	90		119		(200)	2.134	381	(22)		89		(44)	404
EBITDA	2.656	229		173		(246)	2.812	877	58		135		(49)	1.021

Gross Margin	12,8%	8,2%		14,1%			13,5%	6,1%	4,7%		15,3%			7,5%
EBITDA Margin	11,8%	7,1%		9,3%			11,3%	4,1%	2,7%		9,1%			4,6%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	3.128			1.034		0	4.162	2.584			1.213		0	3.797
Tons (Intercompany)	0			0		0	0	0			0		0	0
Tons (Total)	3.128			1.034		0	4.162	2.584			1.213		0	3.797

Revenues (Third parties)	9.134			2.779		0	11.913	8.036			2.626		1	10.663
Revenues (Intercompany)	0			0		0	0	0			0		0	0
Total revenues	9.134			2.779		0	11.913	8.036			2.626		1	10.663
COGS	(7.752)			(2.395)		0	(10.147)	(6.773)			(2.230)		0	(9.003)
Gross Income	1.382			384		0	1.766	1.263			396		1	1.660
SG&A	(599)			(168)		(127)	(894)	(428)			(193)		(48)	(669)
Operating Income	783			216		(127)	872	835			203		(47)	991
EBITDA	1.121			422		(128)	1.415	1.191			345		(48)	1.488

Gross Margin	15,1%			13,8%			14,8%	15,7%			15,1%			15,6%
EBITDA Margin	12,3%			15,2%			11,9%	14,8%			13,1%			14,0%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	2.392						2.392	2.593						2.593
Tons (Intercompany)	0						0	0						0
Tons (Total)	2.392						2.392	2.593						2.593

Revenues (Third parties)	6.609						6.609	6.937						6.937
Revenues (Intercompany)	0						0	0						0
Total revenues	6.609						6.609	6.937						6.937
COGS	(5.172)						(5.172)	(5.271)						(5.271)
Gross Income	1.437						1.437	1.666						1.666
SG&A	(826)						(826)	(825)						(825)
Operating Income	611						611	841						841
EBITDA	779						779	1.094						1.094

Gross Margin	21,7%						21,7%	24,0%						24,0%
EBITDA Margin	11,8%						11,8%	15,8%						15,8%

Exhibit 6: EBITDA by Business Unit and Country
(Nine Months Ended September-05)

	Year to Date 2004							Year to Date 2005
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	7.032				3.600	0	10.632	6.473				5.138	0	11.611
Tons (Intercompany)	4.311				5.517	(9.828)	0	5.562				3.171	(8.733)	0
Tons (Total)	11.343				9.117	(9.828)	10.632	12.035				8.309	(8.733)	11.611

Revenues (Third parties)	13.184				6.577	0	19.761	13.937				10.050	0	23.987
Revenues (Intercompany)	8.197				10.425	(18.622)	0	11.958				6.067	(18.025)	0
Total revenues	21.381				17.002	(18.622)	19.761	25.895				16.117	(18.025)	23.987
COGS	(20.288)				(16.192)	18.354	(18.126)	(25.154)				(15.287)	17.931	(22.510)
Gross Income	1.093				810	(268)	1.635	741				830	(94)	1.477
SG&A	0				(143)	73	(70)	0				(126)	46	(80)
Operating Income	1.093				667	(195)	1.565	741				704	(48)	1.397
EBITDA	1.093				668	(200)	1.561	752				705	(49)	1.408

Gross Margin	5,1%				4,8%		8,3%	2,9%				5,1%		6,2%
EBITDA Margin	5,1%				3,9%		7,9%	2,9%				4,4%		5,9%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	7.296	20.558	0	1.474	7.964	0	37.292	8.657	19.946	0	1.584	9.472	0	39.659
Tons (Intercompany)	36	1.675	0	0	130	(1.841)	0	36	854	0	202	0	(1.092)	0
Tons (Total)	7.332	22.233	0	1.474	8.094	(1.841)	37.292	8.693	20.800	0	1.786	9.472	(1.092)	39.659
Kms.	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Revenues (Third parties)	23.722	57.338	0	3.706	27.834	0	112.600	30.828	65.156	0	4.003	33.451	0	133.438
Revenues (Intercompany)	1.168	4.510	0	51	264	(5.993)	0	1.035	2.158	0	300	4	(3.497)	0
Total revenues	24.890	61.848	0	3.757	28.098	(5.993)	112.600	31.863	67.314	0	4.303	33.455	(3.497)	133.438
COGS	(21.209)	(54.625)	0	(3.386)	(23.144)	5.530	(96.834)	(27.339)	(55.448)	0	(3.782)	(27.373)	3.539	(110.403)
Gross Income	3.681	7.223	0	371	4.954	(463)	15.766	4.524	11.866	0	521	6.082	42	23.035
SG&A	(1.944)	(4.155)	0	(255)	(1.595)	(972)	(8.921)	(1.412)	(5.469)	0	(297)	(1.510)	(791)	(9.479)
Operating Income	1.737	3.068	0	116	3.359	(1.435)	6.845	3.112	6.397	0	224	4.572	(749)	13.556
EBITDA	2.913	5.786	0	117	4.128	(1.533)	11.411	4.146	8.796	0	254	5.232	(844)	17.584

Gross Margin	14,8%	11,7%		9,9%	17,6%		14,0%	14,2%	17,6%		12,1%	18,2%		17,3%
EBITDA Margin	11,7%	9,4%		3,1%	14,7%		10,1%	13,0%	13,1%		0,0%	15,6%		13,2%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS

Tons (Third parties)	21.524	2.279		1.901		0	25.704	19.988	1.055		1.976		0	23.019
Tons (Intercompany)	1.831	54		276		(2.161)	0	1.304	121		246		(1.671)	0
Tons (Total)	23.355	2.333		2.177		(2.161)	25.704	21.292	1.176		2.222		(1.671)	23.019

Revenues (Third parties)	54.921	7.024		4.806		0	66.751	51.707	4.376		4.958		0	61.041
Revenues (Intercompany)	6.716	783		694		(8.193)	0	6.741	473		586		(7.800)	0
Total revenues	61.637	7.807		5.500		(8.193)	66.751	58.448	4.849		5.544		(7.800)	61.041
COGS	(52.615)	(7.338)		(4.624)		7.994	(56.583)	(54.158)	(4.352)		(4.846)		7.894	(55.462)
Gross Income	9.022	469		876		(199)	10.168	4.290	497		698		94	5.579
SG&A	(2.108)	(492)		(454)		(273)	(3.327)	(2.497)	(286)		(477)		(249)	(3.509)
Operating Income	6.914	(23)		422		(472)	6.841	1.793	211		221		(155)	2.070
EBITDA	8.483	380		584		(641)	8.806	3.279	441		389		(218)	3.891

Gross Margin	14,6%	6,0%		15,9%			15,2%	7,3%	10,2%		12,6%			9,1%
EBITDA Margin	13,8%	4,9%		10,6%			13,2%	5,6%	9,1%		7,0%			6,4%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING

Tons (Third parties)	8.744			3.199		0	11.943	7.680			3.487		0	11.167
Tons (Intercompany)	0			0		0	0	0			0		0	0
Tons (Total)	8.744			3.199		0	11.943	7.680			3.487		0	11.167

Revenues (Third parties)	25.660			9.181		0	34.841	23.897			9.440		1	33.338
Revenues (Intercompany)	0			0		0	0	0			0		0	0
Total revenues	25.660			9.181		0	34.841	23.897			9.440		1	33.338
COGS	(21.328)			(7.843)		0	(29.171)	(20.704)			(8.248)		0	(28.952)
Gross Income	4.332			1.338		0	5.670	3.193			1.192		1	4.386
SG&A	(1.818)			(551)		(303)	(2.672)	(1.472)			(631)		(134)	(2.237)
Operating Income	2.514			787		(303)	2.998	1.721			561		(133)	2.149
EBITDA	3.488			1.495		(302)	4.681	2.803			1.123		(134)	3.792

Gross Margin	16,9%			14,6%			16,3%	13,4%			12,6%			13,2%
EBITDA Margin	13,6%			16,3%			13,4%	11,7%			11,9%			11,4%

	Chile						PROFILES	Chile						PROFILES

Tons (Third parties)	7.783						7.783	8.125						8.125
Tons (Intercompany)	0						0	0						0
Tons (Total)	7.783						7.783	8.125						8.125

Revenues (Third parties)	21.523						21.523	21.845						21.845
Revenues (Intercompany)	0						0	0						0
Total revenues	21.523						21.523	21.845						21.845
COGS	(16.270)						(16.270)	(16.985)						(16.985)
Gross Income	5.253						5.253	4.860						4.860
SG&A	(2.530)						(2.530)	(2.350)						(2.350)
Operating Income	2.723						2.723	2.510						2.510
EBITDA	3.229						3.229	3.208						3.208

Gross Margin	24,4%						24,4%	22,2%						22,2%
EBITDA Margin	15,0%						15,0%	14,7%						14,7%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Sep 04	YTD Sep 05	YTD Sep 04	YTD Sep 05

Cash	2.847	2.883	4,7	5,4
Time deposits and marketable securities	878	994	1,4	1,9
Accounts receivable	62.380	65.643	102,4	124,0
Accounts receivable from related companies	1.273	4.010	2,1	7,6
Inventories	69.690	76.005	114,5	143,6
Recoverable taxes	5.931	3.384	9,7	6,4
Prepaid expenses and other current assets	13.394	13.534	22,0	25,6
Current Assets	156.393	166.454	256,8	314,5

Property, plant and equipment (net)	164.450	148.337	270,1	280,3

Investments	9.323	8.070	15,3	15,2
Goodwill (net)	24.835	19.469	40,8	36,8
Long-term receivables	930	399	1,5	0,8
Other	10.776	9.534	17,7	18,0
Other Assets	45.863	37.471	75,3	70,8

ASSETS	366.706	352.263	602,2	665,7

Short-term bank borrowings	20.062	38.247	32,9	72,3
Current portion of long-term bank and other debt	6.514	42.926	10,7	81,1
Current portion of bonds payable	4.247	4.474	7,0	8,5
Current portion of long-term liabilities	971	503	1,6	0,9
Dividends payable	3	3	0,0	0,0
Accounts payable	12.471	10.962	20,5	20,7
Notes payable	9.255	6.944	15,2	13,1
Other payables	596	279	1,0	0,5
Notes and accounts payable to related companies	469	289	0,8	0,5
Accrued expenses	8.588	7.098	14,1	13,4
Withholdings payable	1.720	1.875	2,8	3,5
Deferred income	264	787	0,4	1,5
Income taxes	0	0	0,0	0,0
Other current liabilities	921	1.309	1,5	2,5
Current Liabilities	66.081	115.696	108,5	218,6

Long-term bank and other debt	85.880	33.903	141,0	64,1
Bonds payable	30.216	25.943	49,6	49,0
Accrued expenses	4.039	3.294	6,6	6,2
Long-Term Liabilities	120.135	63.140	197,3	119,3

Minority Interest	11.025	10.080	18,1	19,0

Common stock ( 4,120,088,408 shares authorized
and outstanding, without nominal (par value)	199.876	203.256	328,3	384,1
Share premium	38.256	39.382	62,8	74,4
Reserves	23.218	1.708	38,1	3,2
Retained earnings	(91.885)	(80.999)	(151)	(153)
Total Shareholders' Equity	169.465	163.347	278,3	308,7

LIABILITIES AND SHAREHOLDERS' EQUITY	366.706	352.263	602,2	665,7

1 Exchange rate on September-05 2005 US$1.00 = 529.2
Exchange rate on September-05 2004 US$1.00 = 608.9

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Sep 04	YTD Sep 05	YTD Sep 04	YTD Sep 05

Cash received from customers	287.476	324.192	472,1	612,6
Financial income received	896	880	1,5	1,7
Dividends and other distributions	31	-	0,1	-
Other incomes	2.075	190	3,4	0,4
Payments to suppliers and employees	(282.127)	(304.359)	(463,3)	(575,1)
Interests paid	(8.067)	(9.708)	(13,2)	(18,3)
Income taxes paid	(441)	(1.949)	(0,7)	(3,7)
Other expenses	(239)	(426)	(0,4)	(0,8)
Added Value Tax and others	(4.868)	(2.833)	(8,0)	(5,4)
Cash Flow from Operating Activities	(5.263)	5.988	(8,6)	11,3

Sale of Property, Plant and Equipment	967	308	1,6	0,6
Sale of permanent investments	126	124	0,2	0,2
Sale of other investments	29.226	-	48,0	-
Other proceeds from investments	25	980	0,0	1,9
Acquisition of fixed assets	(4.260)	(8.872)	(7,0)	(16,8)
Permanent investments	(9)	(185)	(0,0)	(0,3)
Other disbursements	-	(2.416)	-	(4,6)
Cash Flow used in Investing Activities	26.075	(10.060)	42,8	(19,0)

Issuance of shares	5.903	-	9,7	-
Loans obtained	28.503	48.296	46,8	91,3
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(97)	(102)	(0,2)	(0,2)
Repayments of bank borrowings	(26.337)	(46.428)	(43,3)	(87,7)
Repayments of bonds	(26.089)	(1.931)	(42,8)	(3,6)
Payment of expenses related to shares issuance	(118)	-	(0,2)	-
Others	-	(493)	-	(0,9)
Cash Flow provided by Financing Activities	(18.235)	(658)	(29,9)	(1,2)

Net Cash Flow for the Period	2.576	(4.730)	4,2	(8,9)

Effect of price-level restatements on cash and cash equivalents	379	(92)	0,6	(0,2)

Net increase in cash and cash equivalents	2.956	(4.821)	4,9	(9,1)

Cash and cash equivalents at the beginning of year	5.690	13.180	9,3	24,9

Cash and cash equivalents at end of the period	8.646	8.359	14,2	15,8

_____________________
1 Exchange rate on September-05 2005 US$1.00 = 529.2
Exchange rate on September-05 2004 US$1.00 = 608.9